SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 9, 2003

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release dated September 9, 2003 announcing France Telecom’s sale of its stakes in Argentina and El Salvador.

www.francetelecom.com

Paris, September 9, 2003
Press release

France Telecom divests its stakes in Argentina and El Salvador

France Telecom announced today the sale of its indirect interests in Telecom Argentina and CTE Salvador.

By selling its stake in Argentina, France Telecom is carrying out the assets rationalization strategy announced on December 5, 2002. This strategy involves analyzing the Group’s assets outside France and the United Kingdom, based on strategic and financial criteria.

Having left Argentina, France Telecom resolved to divest from CTE Salvador. Despite its profitability, this asset remains isolated from the Group’s other assets in Latin America.

France Telecom divests its indirect interest in Telecom Argentina for US$ 125 million

France Telecom announced today the sale of its indirect interests in Telecom Argentina to W de Argentina, an affiliate of the Los W group, a leading Argentinean investment company for a consideration in cash of US$ 125 million.

France Telecom and Telecom Italia each hold approximately 34% of voting rights and a 25.5% economic interest in Nortel Inversora (“Nortel”), the holding company which owns 54.7% of Telecom Argentina’s share capital. Prior to the sale, it is agreed that France Telecom and Telecom Italia will contribute their stakes in Nortel to a company created for this purpose, co-owned on a 50-50 basis by France Telecom and Telecom Italia. France Telecom will then sell 48% of this company’s stock to W de Argentina, alongside with an option for the purchase of the remaining 2%. The option is exercisable by W de Argentina at any time between January 31, 2008 and December 31, 2013.

The total consideration for this transaction, including the option price, is of US$ 125 million to be paid in full at closing.

The closing of the transaction is expected to take place as soon as all necessary authorizations will be obtained, in particular legal and governmental authorizations.

The Telecom Argentina group is one of Argentina’s two main telecommunications operators. It provides local and long-distance telephony, mobile communications (through its subsidiary Telecom Personal), data and Internet access services in northern Argentina. It also operates a mobile license in Paraguay through one of its subsidiaries. In 2002, Telecom Argentina registered revenues of 3.2 billion pesos (approximately US$ 1.2 billion) and had — at year-end — a base of 3.6 million fixed lines and 2.7 million mobile customers.

Telecom Argentina stock is listed on the Buenos Aires and New York stock exchanges (as ADRs). Nortel preferred shares are listed on the Buenos Aires and New York stock exchanges.

France Telecom	6 Place d’Alleray	Phone : +33 1 44 44 93 93
Corporate Communication	75505 Paris cedex 15	Fax : +33 1 44 44 80 34
Information Department	France

France Telecom sells its indirect interest in El Salvador’s operator (CTE Salvador) for US$ 217 million

France Telecom announced today that it has reached an agreement with America Movil for the sale of its 26% indirect interest in El Salvador’s operator, CTE Salvador, for a net amount of US$ 217 million payable in cash at the closing of the transaction.

The transaction provides for the sale of 100% of the stock of Estel, a consortium owning 51% of CTE Salvador and owned 51% / 49% by France Telecom and CAC (a group of private Salvadorian partners) for an amount of US$ 417 million.

The closing of the transaction will occur before the end of November 2003, subject to prior legal and governmental approvals.

In September 1998, the France Telecom-led consortium ESTEL LLC won an international tender, acquiring a 51% interest in CTE SA de CV, the operator born of El Salvador’s former telecommunications administration (ANTEL) and holding a mobile license. The balance of CTE’s stock is owned by the State (42.9%) and the CTE’s staff (6.1%).

Since 1998, CTE has become a competitive company, adapting to the liberalization of El Salvador’s telecommunications market. The operator provides a complete range of telecommunications services to private customers and businesses: fixed-line and mobile telephony, data transfer and Internet services. In the fixed-line segment, CTE maintained a market share of 90.5%, with 618,000 fixed lines end of 2002 and revenues in excess of US$ 360 million. In the mobile segment, CTE consolidated its position as a challenger, with 150,000 subscribers and a market share of 22.5% in 2002. CTE also operates in Guatemala through its subsidiary, Cablenet.

About France Télécom

France Telecom is one of the world’s leading telecommunications carriers, with 113 million customers on the five continents (220 countries and territories) and consolidated operating revenues of 46,6 billion euro for 2002 (22,9 billion euro at June 30th, 2003). Through its major international brands, including Orange, Wanadoo, Equant and GlobeCast, France Telecom provides businesses, consumers and other carriers with a complete portfolio of solutions that spans local, long-distance and international telephony, wireless, Internet, multimedia, data, broadcast and cable TV services.

France Telecom is the second-largest wireless operator and Internet access provider in Europe, and a world leader in telecommunications solutions for multinational corporations. France Telecom (NYSE: FTE) is listed on the Paris and New York stock exchanges.

Press Contacts:
Nilou du Castel	Caroline Chaize
nilou.ducastel@francetelecom.com	caroline.chaize@francetelecom.com
Phone: +33 (0)1 44 44 93 93	Phone: +33 (0)1 44 44 93 93

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: September 9, 2003	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information